ALLSTATE

FINANCIAL

Jocelyn Liu

Assistant Counsel

Law & Regulation

June 6, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for Allstate Life Insurance Company ("Registrant")

Pre-Effective Amendment No. 2 to Form S-3 Registration Statement (“Pre-Effective Amendment No. 2”) (File Nos. 333-147913; CIK No. 0000352736)

Commissioners:

On behalf of the above-named Registrant, pursuant to Rule 473 under the Securities Act of 1933, as amended (“Securities Act”), filed herewith is one electronically formatted copy of the above-referenced delaying amendment with respect to Pre –Effective Amendment No. 2 (333-147913), filed with the Securities and Exchange Commission on May 16, 2008.

The Registrant specifically amends and incorporates into the facing page of the Pre-Effective Amendment No.2 the following language:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please do not hesitate to call me at 847/402-5745. Thank you.

Very truly yours,

/s/ JOCELYN LIU

Jocelyn Liu

Allstate Life Insurance Company

3100 Sanders Road, Suite J5B Northbrook, IL 60062 Phone 847.402.5745 Fax 847.402.3781 Email Jocelyn.Liu@allstate.com